August 10, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (702) 312-3590

Mr. Richard A. Bailey
Chief Executive Officer and Chief Financial Officer
Gateway Distributors, Ltd.
3220 Pepper Lane, Suite 14
Las Vegas, NV 89120

> **Re: Gateway Distributors, Ltd.**
> **Form 10-KSB for the year ended December 31, 2004**
> **Filed April 15, 2005**
> **File No. 000-27879**

Dear Mr. Bailey:

This is to advise you that a preliminary review of your comment letter dated July 3, 2006, received by EDGAR on July 17, 2006, does not sufficiently address the concerns and questions raised in our prior comments in our letter to you dated February 8, 2006 in certain material respects, including, a description of the circumstances that resulted in an error to your financial statements in 2002, impairment analysis under SFAS 142, stock-based compensation under APB 25 and your accounting with respect to the reversal of "unidentified liabilities" and remaining "cushion", for example only. For this reason, we will not perform a detailed examination of your response, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

We suggest that you consider submitting a substantive response to our letter dated February 8, 2006.

You may contact Joshua S. Forgione at (202) 551-3431, or me, at (202) 551-3403, if you have questions.

> Sincerely,

> Steven Jacobs
> Accounting Branch Chief